

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 29, 2009

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey   08053

Re: Hill International, Inc.
        Registration Statement on Form S-3 filed on October 2, 2009
        File No. 333-162298

Dear Mr. Richter:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>Incorporation of Documents by Reference, page 2</u>

1. Please tell us how you considered Item 11(b) of Form S-3 in determining whether you should include, or incorporate by reference, restated audited financial statements for the periods included in your Form 10-K for the year ended

December 31, 2008 reflecting the retrospective application of SFAS 160. Any
materiality assessment should cover each period included in the Form 10-K.

Selling Stockholders, page 12

2. You state in the third paragraph that, "The inclusion of shares in the table does not
    constitute an admission of beneficial ownership of all such shares for the
    stockholders named below." The beneficial owners of all the shares shown in the
    table should be identified as required by Item 403 of Regulation S-K and Item
    13d-3 of the Exchange Act. Accordingly the statement should be revised or
    deleted. You may use footnote disclosure to identify the person(s) who exercises
    sole or shared voting and/or investment power over the shares shown in the table.
    Please refer to Instructions 2 to Item 403.

3. Describe the transaction in which the selling stockholders acquired the 1,000,000
    shares of common stock that are being registered for resale pursuant to this
    prospectus.

Annual Report on Form 10-K for the Period Ended December 31, 2008, as amended

Item 11. Executive Compensation

Employment Agreements, page 17 of Form 10-K/A

4. In future filings, disclose the material terms of any employment agreements with
    named executive officers, including provisions for base salary or other
    compensation. Any differences in the base salary or other compensation amounts
    as set in the employment agreements and the amount paid as disclosed in the
    Summary Compensation Table on page 11 should be explained in a footnote to
    the table or in CD&A.

5. In future filings, please disclose the amount payable to executives under their
    employment agreements in the event of Hill's termination of such executive's
    employment without cause (as defined).

Compensation Discussion and Analysis

Base Salary, page 19 of Form 10-K/A

6. For each named executive officer, ensure that you describe how you determined
    the amount of salary that was paid. We note that you have disclosed the ranges of

salary paid to other CEOs and COOs in the comparator group, but you have not discussed salary paid to other named executive officers.

Short-Term Incentive Awards, page 19 of Form 10-K/A

7. Please provide a detailed analysis of how you determined the amount of bonuses awarded to each of the named executive officers in 2008. Your response should provide a quantitative discussion of how the actual amount was determined and how individual roles and personal performance factored into the bonus amounts you disclose for each executive officer. See Items 402(b)(1)(v), 402(b)(2)(v) and (vii) of Regulation S-K.

Other Compensation, page 19 of Form 10-K/A

8. The purpose(s) of the $150,000 paid in 2008 to the Chairman and Chief Executive Officer to cover business related expenses should be discussed in greater detail in a footnote to the Summary Compensation Table on page 11.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 29

9. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please revise your discussion of critical accounting policies in future filings to disclose:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amount, please disclose the following:
     o Percentage by which fair value exceeded carrying value as of the date of the most recent test;
     o Amount of goodwill allocated to the reporting unit;
     o Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined;
     o Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
     o Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please show us supplementally what your revised disclosures will look like.

Results of Operations, page 31

10. You disclose the operating profit of each segment, including corporate operating profit, on page 83 of your financial statement footnotes; however, there is no discussion of these amounts in your MD&A. Please show us how you will revise your MD&A in future filings to discuss the business reasons for changes in the operating profit of each segment (including the corporate operating segment) for each period presented.

Consolidated Financial Statements

Consolidated Statements of Earnings, page 47

11. It appears from your disclosure on page 67 that you may not include an allocation of depreciation or amortization expense to cost of services. If you do not include depreciation or amortization in your cost of services, please revise your future filings so that your description of cost of services on the face of your statement of earnings and elsewhere throughout the filing reads somewhat as follows: "Cost of services (exclusive of depreciation and amortization shown separately below)." Please also remove any references in your future filings to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of services. See SAB Topic 11:B. Please show us supplementally what your revised disclosures will look like.

Note 2 – Summary of Significant Accounting Policies, page 51

12. In future filings, please revise your accounting policy discussion for long-lived assets to more clearly explain what contract rights represent. Please show us supplementally what your revised disclosures will look like.

13. On page 59, you state that no profit is recognized on claims until final settlement occurs. Please also revise your future filing disclosures to indicate when you recognize profit on unapproved change orders. Please show us supplementally what your revised disclosures will look like.

Note 9 – Notes Payable, page 69

14. Please tell us and revise your discussion of notes payable in future filings to clearly indicate if you were in compliance with all of your debt covenants as of December 31, 2008. For any material debt covenants, please consider revising your future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual

ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us supplementally what your revised disclosures will look like.

Note 20 – Business Segment Information, page 81

15. You disclose consulting fee revenue, total revenue as well as property, plant and equipment by geographic region. Please show us how you will revise your future filings to also disclose revenues and long-lived assets attributed to your country of domicile and attributed to all foreign countries in total. Please refer to paragraph 38 of SFAS 131.

Signatures, page 94

16. In future filings, please ensure that you identify the signature of the company's controller or principal accounting officer, as well as its principal executive officer and principal financial officer.

Exhibits 31.1 and 31.2

17. Please amend your Form 10-K for the period ended December 31, 2008 as well as your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 so that the introductory portion of bullet point 4 of your management certifications includes the reference to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting, as well as paragraph 4(b). Your amended management certifications should conform to the wording provided in Item 601(B)(31) of Regulation S-K. When you amend your filing, please be sure to include currently dated management certifications, which refer to the Form 10-K/A or 10-Q/A as appropriate. Please refer to Section 246.13 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Form 10-Q for the Period Ended June 30, 2009

General

18. Please address the above comments in your interim filings as well.

Unaudited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 5

19. Please show us how you will revise your cash flow statement in future filings so that the reconciliation to cash flow provided by operating activities begins with consolidated net earnings instead of earnings applicable to Hill International, Inc.

Note 3 – Comprehensive Earnings, page 7

20. It appears that your table on page 7 presents only the comprehensive earnings applicable to Hill International, Inc. Please show us how you will revise your future filings to also disclose total comprehensive income and comprehensive income attributable to the non-controlling interests. Please refer to paragraph 38(a) and A5 of ARB 51, as amended by SFAS 160. Please also show us how you will revise your future filings to provide the disclosures required by paragraph 38(c) and A6 of ARB 51, as amended by SFAS 160.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Lisa Haynes, Staff Accountant at (202)551-3424 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions..

                                            Sincerely,

                                            Pamela A. Long
                                            Assistant Director